26th Floor, Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong

Telephone: +852 3761 3300 Facsimile: +852 3761 3301 www.kirkland.com	David Zhang To Call Writer Directly +852 3761 3318 david.zhang@kirkland.com

September 1, 2017

CONFIDENTIAL

Mr. Larry Spirgel, Assistant Director

Ms. Celeste M. Murphy, Legal Branch Chief

Mr. Courtney Lindsay, Staff Attorney

Mr. Terry French, Accountant Branch Chief,

Mr. Charles Eastman, Staff Accountant

AD Office 11 – Telecommunications

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sea Limited

Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted

June 19, 2017

CIK No. 0001703399

Dear Mr. Spirgel, Ms. Murphy, Mr. Lindsay, Mr. French and Mr. Eastman:

On behalf of our client, Sea Limited (the “Company”), a foreign private issuer under the laws of the Cayman Islands, we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated June 27, 2017 on the Company’s Amendment No. 1 to Draft Registration Statement on Form F-1 submitted on June 19, 2017 relating to a proposed initial public offering in the United States of American Depositary Shares, representing the Company’s ordinary shares (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its Amendment No. 2 to Draft Registration Statement on Form F-1 (the “Revised Draft Registration Statement”) for confidential review pursuant to the Jumpstart Our Business Startups Act. Simultaneously with the submission via EDGAR, the Company is delivering to the Staff via hand delivery five courtesy copies of this letter and the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement.

PARTNERS: Pierre-Luc Arsenault[2] | Lai Yi Chau | Henry M.C. Cheng[4] | Justin M. Dolling[4] | David Patrick Eich4# | Liu Gan[1] | Damian C. Jacobs[4] | Guang Li2 | Neil E.M. McDonald | Kelly Naphtali | Nicholas A. Norris[4] | Derek K.W. Poon[2,4] | Jesse D. Sheley# | Arthur K.H. Tso | Li Chien Wong | Judy W.C. Yam | David Yun[4]

REGISTERED FOREIGN LAWYERS: Daniel J. Abercromby[4] | Damien Coles[4] | Daniel Dusek[2] | David M. Irvine[4] | Benjamin W. James[3] | Xiaoxi Lin[2] | Daniel R. Lindsey[4] | Peng Qi2 | Benjamin Su2 | Jonathan J. Tadd[4] | Wenchen Tang[2] | Xiaoyao Yin[2] | David Zhang[2]

ADMITTED IN: [1] Commonwealth of Massachusetts (U.S.A.); [2] State of New York (U.S.A.); [3] State of Texas (U.S.A.); [4] England and Wales; # non-resident

Beijing  Boston  Chicago  Houston  London  Los Angeles  Munich  New York   Palo Alto  San Francisco  Shanghai Washington, D.C.

AD Office 11 – Telecommunications

Division of Corporation Finance

Securities and Exchange Commission

September 1, 2017

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

In addition to the amendments made in response to the Staff’s comments, the Company has updated the Revised Draft Registration Statement to include (i) its unaudited condensed consolidated financial statements as of June 30, 2017 and for the six months ended June 30, 2016 and 2017; (ii) its unaudited condensed consolidated quarterly results of operations for the quarter ended June 30, 2017; and (iii) other information and data to reflect the latest developments since the submission of the Draft Registration Statement.

General

1.	We note your response to our prior comment 6. Prominently state that you do not believe you are a PRC Investor under Taiwan prohibitions in the industries in which you operate, even considering Tencent’s approximate 40% ownership in you. Include in this disclosure the factors upon which you rely in making your determination.

In response to the Staff’s comment, the Company has added the requested disclosure on pages 69 and 178 of the Revised Draft Registration Statement.

2.	We note your response to our prior comment 1 and your revisions at pages 40 and 172. In particular, we note that you added language regarding general tensions between Taiwan and China to the end of a risk factor. Please add prominent disclosure specific to Taiwan’s prohibiting PRC Investors in the business areas in which you operate, discussing the purpose of such prohibitions and how they may impact your operations and the enforceability of your VIE arrangements.

In response to the Staff’s comment, the Company has added the requested disclosure on pages 34, 39, 40, 41, 69 and 178 of the Revised Draft Registration Statement.

AD Office 11 – Telecommunications

Division of Corporation Finance

Securities and Exchange Commission

September 1, 2017

Risk Factors, page 17

Risk Related to Our Corporate Structure, page 34

We rely upon structural arrangements to establish control over certain entities and government authorities may determine that these arrangements do not comply with existing laws and regulations, page 34

3.	We note your response to our prior comment 4 and your revised disclosure on page 34 that certain of your operations in Taiwan are in industries that are not listed as permitted in the Positive Listings. These operations, including software publication, computer recreational activities, third party payment and general advertising services, are listed in the business scope of the business licenses of your Taiwan VIEs. Please tell us what operations, if any, are listed as permitted in the Positive Listings and whether they are listed in the business scope of the business licenses of your Taiwan VIEs.

In response to the Staff’s comment, the Company has added the requested disclosure on page 40 of the Revised Draft Registration Statement.

Corporate History and Structure, page 64

Contractual Arrangements among Our VIEs, Their Shareholders and Us, page 66

4.	We note that in part of your response to our prior comment 7 you state that the shareholders of your material VIEs in Taiwan and Vietnam are your employees. Please expand your disclosure to include more information about these individuals. For example, in addition to identifying their relationship with the company (as employees), state how they were identified.

In response to the Staff’s comment, the Company has added the requested disclosure on pages 69 and 70 of the Revised Draft Registration Statement. The Company respectfully advises the Staff that, since the group’s senior management team does not currently have Vietnam or Taiwan nationals within its members, the Company has chosen to work with trusted long-time employees with local nationality as shareholders of its material VIEs in Taiwan and Vietnam. Each of these employees has been working with the Company for over five years. Moreover, the Company notes that these shareholders of the VIEs serve either as a local manager or senior advisor within the group. Through the contractual arrangements, including the relevant powers of attorney, exclusive option agreements and equity interest pledge agreements, the Company maintains the ability to direct these shareholders to vote at the Company’s direction and has the ability to replace each of them as an equity holder of these VIEs.

AD Office 11 – Telecommunications

Division of Corporation Finance

Securities and Exchange Commission

September 1, 2017

Principal Shareholders, page 197

5.	Please revise your beneficial ownership table to include ownership information by class of securities before and after offering. We note that you currently have seed preferred shares, series A preference shares and series B preference shares.

The Company respectfully advises the Staff that it already has disclosure on page 203 of the Revised Draft Registration Statement showing the ownership information by class of securities before the offering. The Company respectfully advises the Staff that the preferred classes of securities issued before the offering will automatically convert into ordinary shares of the Company on a one-to-one ratio immediately prior to the completion of the Company’s initial public offering. Prior to the completion of the offering, each share of the seed preferred shares, series A preference shares and series B preference shares has the voting right of one vote per share, as described in the response to comment 6. Therefore, to provide a more meaningful disclosure to investors and to be consistent with precedents, the Company will continue to show ownership by ordinary shares on an as-converted basis before the offering.

Description of Share Capital, page 202

6.	Please revise your Description of Share Capital and Description of American Depositary Shares sections to clearly identify the voting rights attached to each class of your securities. State explicitly, for example, the amount of votes per share for each class of securities.

In response to the Staff’s comment, the Company has added disclosure on pages 208 and 226 of the Revised Draft Registration Statement.

7.	Please expand your disclosure to include a description of all of your classes of securities, including the rights and obligations attached to each such class. We note that you currently have seed preferred shares, series A preference shares and series B preference shares.

In response to the Staff’s comment, the Company has added disclosure on page 208 of the Revised Draft Registration Statement. The Company respectfully advises the Staff that these classes of securities will automatically convert into ordinary shares of the Company on a one-to-one ratio immediately prior to the completion of the Company’s initial public offering, and, except for registration rights, other rights and obligations attached to each such class will terminate upon the completion of the offering. Therefore, the Company believes that the additional disclosures on page 208 of the Revised Draft Registration Statement should be sufficient for the investors’ understanding of the rights and obligations attached to the securities.

AD Office 11 – Telecommunications

Division of Corporation Finance

Securities and Exchange Commission

September 1, 2017

*        *         *

If you have any questions regarding the Revised Draft Registration Statement, please contact me at david.zhang@kirkland.com, +852 3761 3318 (work) or +852 9124 8324 (cell), Benjamin Su at benjamin.su@kirkland.com, +852 3761 3306 (work) or +852 9881 9371 (cell) or Ben James at ben.james@kirkland.com, +852 3761 3412 (work) or +852 5183 3813 (cell). Questions pertaining to accounting and auditing matters may be directed to the following partners at Ernst & Young LLP: Ken Ong at ken.ong@sg.ey.com, or +65 6309 6768 or Shirley Wong at shirley.wong@sg.ey.com, or +65 6309 6228 (work). Ernst & Young LLP is the independent registered public accounting firm of the Company.

Thank you for your time and attention.

Very truly yours,

/s/ David Zhang

David T. Zhang

Enclosures

c.c.	Tony Tianyu Hou, Group Chief Financial Officer

Yanjun Wang, Esq., Group General Counsel

Benjamin Su, Esq., Partner, Kirkland & Ellis International LLP

Ben James, Esq., Partner, Kirkland & Ellis International LLP

Ken Ong, Partner, Ernst & Young LLP

Shirley Wong, Appendix K Reviewer, Ernst & Young LLP

James C. Lin, Esq., Partner, Davis Polk & Wardwell LLP